Mail Stop 4561

August 24, 2007

Pressley A. Ridgill
President and Chief Executive Officer
FNB Financial Services Corporation
1501 Highwoods Boulevard, Suite 400
Greensboro, North Carolina 27410

> **RE:** **FNB Financial Services Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-13086**

Dear Mr. Ridgill,

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 9A, Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 74

1. We note you have not included a statement as to whether or not your internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. We also note that you have filed a Form 15 on August 1, 2007. Please tell us what actions you believe should be taken to meet the requirements of Regulation S-K.

Form 15 filed August 1, 2007

2. Please tell us how you determined it was appropriate to file a Form 15 pursuant to Rule 12h-3 in light of the fact that you have had several Forms S-8 and a Form S-3 declared effective in recent years. Specifically, please explain why you do not believe that Rule 12h-3(c) precluded you from filing the Form 15 to suspend your reporting obligation under Section 15(d). In your analysis, please separately address each Form S-8 and Form S-3 and the extent to which your recent Form 10-K represented an update to these earlier registration statements that were required to be updated pursuant to section 10(a)(3) of the Securities Act.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael C. Volley
Senior Accountant